Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF ISSUER

Perpetua Resources Corp. (the “Company”)
Suite 201, 405 S 8th Street
Boise, Idaho 83702

ITEM 2. DATE OF MATERIAL CHANGE

August 9, 2021, August 12, 2021, August 13, 2021 & August 17, 2021.

ITEM 3. NEWS RELEASE

News releases issued on August 9, 2021, August 12, 2021, August 13, 2021 & August 17, 2021 were disseminated through the facilities of PRNewswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

ITEM 4. SUMMARY OF MATERIAL CHANGE

On August 9, 2021, the Company announced that it had entered into an agreement (the “Supply Agreement”) to supply a portion of antimony production from its Stibnite Gold Project to Ambri Inc. (“Ambri”), establishing the foundation to help facilitate the decarbonisation of energy grids in the United States and around the world.

On August 12, 2021, the Company announced an over-night public offering (the “Offering”) of the common shares of the Company and filed a preliminary prospectus supplement dated August 12, 2021 to its base shelf prospectus dated April 1, 2021 (the “Base Shelf Prospectus”) in connection with the Offering, with the definitive price of the Offering to be determined in the context of the market.

On August 13, 2021, the Company announced the pricing of the Offering and filed a final prospectus supplement (the “Prospectus Supplement”). Pursuant to an underwriting agreement with B. Riley Securities, Inc., and Cantor Fitzgerald & Co. (collectively, the “Underwriters”), the Company agreed to sell 9,523,810 common shares (the “Offered Shares”) at a price of US$5.25 per share (the “Offering Price”) for gross proceeds of US$50 million. The Company also granted to the Underwriters a 30-day over-allotment option (the “Over-Allotment Option”), exercisable to purchase up to an additional 1,428,572 common shares at the Offering Price.

On August 17, 2021, the Company announced that the Offering was completed on the terms as previously announced, with the Over-Allotment Option not yet having been exercised.

ITEM 5.1 FULL DESCRIPTION OF MATERIAL CHANGE

Ambri, a U.S. company, has developed an antimony-based, low-cost liquid metal battery for the stationary, long-duration, daily cycling energy storage market. Ambri batteries combine technological innovation with commercial applications for low-cost, long lifespan and safe energy storage systems that will increase the overall contribution from renewable sources to help enable the transition to green, carbon-free power grids. The Stibnite Gold Project will provide Ambri with antimony from the only responsible and domestically mined source of the critical mineral in the United States.

The Supply Agreement contains certain standard commercial terms which contain options for treatment, refining, transport, and tolling charges. The minimum commitment of the Company’s antimony production for Ambri’s battery manufacturing is expected to power over 13 Gigawatt hours of battery capacity, which is equivalent to over 8 times the total additions to the entire U.S. energy storage market in 2020. The Supply Agreement contains a provision for fixed pricing and higher volumes that can be mutually agreed to by both parties. The Company and Ambri will also collaborate to identify opportunities to lower carbon emissions in their respective operations with the use of renewable energy combined with battery storage.

The Company completed the Offering through the Underwriters pursuant to which the Company issued an aggregate of 9,523,810 Offered Shares at a price of US$5.25 per share for gross proceeds of US$50 million. The Offered Shares were offered to purchasers in the United States and each of the provinces of Canada, except Québec. The Base Shelf Prospectus was filed with, and declared effective by, the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10 under the U.S.-Canada multijurisdictional disclosure system (MJDS). A U.S. version of the Prospectus Supplement has also been filed with the SEC. The Offering was made in Canada only by means of the Base Shelf Prospectus and Preliminary Prospectus Supplement and in the United States only by means of the registration statement on Form F-10.

Paulson & Co. Inc. (“Paulson”) purchased 3,835,810 Offered Shares to maintain its pro rata interest of 40.276% of outstanding common shares, pursuant to Paulson’s contractual participation right under the amended and restated investor rights agreement dated March 17, 2020 between Paulson, Idaho Gold Resources Company, LLC (a subsidiary of Midas Gold) and the Company.

By virtue of the participation of Paulson, an insider of the Company, the Offering constituted a “related party transaction” under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to subsections 5.5(a) and 5.7(1)(a) thereunder.

The Company did not file a material change report more than 21 days before the expected closing of the Offering as the details of the Offering and the participation therein by related parties of the Company were not settled until shortly prior to closing and the Company wished to close the Offering on an expedited basis for sound business reasons.

ITEM 5.2 DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. EXECUTIVE OFFICER

Contact:	Jessica Largent, Vice President Investor Relations and Finance

Email:	Jessica.Largent@Perpetuacorp.us
Info@perpetuacorp.us

ITEM 9. DATE OF REPORT

August 17, 2021